82-2748

2 JUL -9 AM 12:18

02 JUL -9 AM 12:18

C&A
CAWLEY
& ASSOCIATES

02042501

SUPPL

NOTICE TO READER

We have compiled the balance sheet of Goldcliff Resource Corporation as at April 30, 2002 and the statements of loss and deficit and deferred exploration expenditures and changes in cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
June 19, 2002

"Cawley & Associates"
Cawley & Associates

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

CHARTERED ACCOUNTANTS 3RD FLOOR 1622 WEST 7TH AVENUE TEL: (604) 731-1191 BCAWLEY@CAWLEY-ASSOC.COM
BRIAN CAWLEY CORPORATION VANCOUVER, B.C. V6J 1S5 FAX: (604) 731-3511 GCURRAN@CAWLEY-ASSOC.COM

dlw 7/12

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULE A

ISSUERS DETAILS

For Quarter Ended	April 30, 2002
Date of Report:	June 19, 2002
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedule A** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed June 28, 2002
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed June 28, 2002

gcn\qtr\apr02A51-901F.doc

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED APRIL 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$465	$85	$467	$128
Interest expense	(97)	(101)	(190)	(180)
Cash received from customers	-	-	2,500	-
Cash paid to suppliers and employees	(14,806)	(5,006)	(17,813)	(26,375)
CASH FLOW USED IN OPERATING ACTIVITIES	(14,438)	(5,022)	(15,036)	(26,427)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	-	(3,000)	(3,500)	(3,000)
Term deposit redeemed	15,000	-	15,000	-
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	15,000	(3,000)	11,500	(3,000)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	-	-	-	36,000
CASH FLOW FROM FINANCING ACTIVITIES	-	-	-	36,000
DECREASE IN CASH DURING THE PERIOD	562	(8,022)	(3,536)	6,573
CASH, beginning of period	5,840	19,029	9,938	4,434
CASH, end of period	$6,402	$11,007	$6,402	$11,007

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED APRIL 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
OPENING DEFERRED EXPLORATION EXPENDITURES	$845,589	$725,978	$828,365	$718,769
EXPENDITURES DURING THE PERIOD				
Assays	-	-	49	660
Geological surveys	-	-	14,000	4,877
Field expenses and supplies	-	-	21	985
Mapping	195	900	1,866	1,587
Travel	-	-	1,483	-
	195	900	17,419	8,109
ENDING DEFERRED EXPLORATION EXPENDITURES	$845,784	$726,878	$845,784	$726,878

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
APRIL 30, 2002

SCHEDULE A: **FINANCIAL STATEMENTS**
See Financial Statement

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred costs:

a) See Financial Statement

2.0 Related party transactions

a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period is $7,325.46.

3.0 Summary of securities issued and options granted and securities outstanding during the period:

a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
Apr. 29 2001	Common	Debt	584,529	0.10	Nil	Cash	Nil

Summary of securities (common shares) issued during the period were 584,529

b) Summary of stock options granted during the period:

Date	Type	Name	Number of Shares	Exercise Price ($)	Expiry Date
February 28, 2002	Director	Nazir Dhalla	85,000	0.10	February 27, 2007

4.0 Summary of securities as at the end of the period:

a) Authorised capital: 100,000,000 common shares without par value.

b) Shares issued: 10,142,360 common shares without par value.

c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	115,380	0.10	May 26, 2002
Options	60,000	0.10	December 07, 2004
Options	260,000	0.10	December 10, 2005
Options	374,620	0.18	July 02, 2006
Options	85,000	0.10	February 27, 2007
Warrants	1,250,000	0.11	May 30, 2003

The number of options outstanding are 895,000 common shares.
The number of warrants outstanding are 1,250,000 common shares.

d) Number of common shares held in escrow: Nil

e) Number of common shares subject to pooling: Nil

5.0 List of Directors:
Leonard W. Saleken
Edwin R. Rockel
Francis B. Whiting
Nazir Dhalla

6.0 List of Officers:
Leonard W. Saleken, President, Chief Executive Officer
Graham H. Scott, Secretary

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
APRIL 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. It has three projects located in the Province of British Columbia, Canada and one project located in the Province of Quebec, Canada. The principle active project for 2002 is the Hedley Gold Basin Project, Panorama Ridge property that is located in the Hedley Gold Basin, Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff and Meadow Creek, are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. At present, no significant funds are currently being expended on them. The one project in the Province of Quebec is a diamond property located in the Otish Mountains in north central Quebec. Exploration activity and expenditures in Quebec for 2002 are contingent on competitor activity.

PROJECTS

2002 EXPLORATION OVERVIEW

The principle active project for 2002 is the **Panorama Ridge Property** that is located in Hedley Gold Basin Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff (Au, Ag, Cu) and Meadow Creek, (Au, Ag) are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. The diamond project is located in the Otish Mountains of north central Quebec.

The Panorama Ridge gold skarn property is located 230 kilometres east of Vancouver, British Columbia, Canada, 40 kilometres north of the state of Washington's US border and six kilometres east of Hedley, in the Hedley Gold Basin, southern British Columbia. The Panorama Ridge gold skarn property is situated 3.5 kilometres east of the world-class gold skarn producing Nickle Plate mine (2.5 million ounces gold). The property is owned 100 per cent and operated by Goldcliff Resource Corporation and consists of 2,550 hectares in the Osoyoos Mining Division, British Columbia, Canada. The mining infrastructure on the Panorama Ridge property is in place with roads, water sources, communication lines and electrical power. Goldcliff's exploration on Panorama Ridge has identified two exploration gold skarn targets for exploration in 2002 similar to the Nickel Plate gold skarn mined deposits. The 2002 exploration program is estimated at cost $1,500,000 to test the targets for their gold skarn deposit potential similar to the Nickel Plate mine.

The **Meadow Creek Property** consists of 1490 hectares and is located 230 kilometres north east of Vancouver and 40 kilometres north of Merritt in southern British Columbia and contains two promising gold and silver prospects. The Plug prospect occurs in a quartz-sericite-chlorite schist within Nicola Group volcanic rocks. At the Plug main zone mineralization is 14.5 metres long and 1.70 metres wide (average true width) and contains gold and silver valves ranging from 1.14 to 20.78 g/t Au and 13.2 to 113 g/t Ag along with anomalous As (90 ppm), Cu (116 ppm), Pb (15 ppm) and Zn (15 ppm). The best mineralized drill intersection is 3.5 metres containing 2.83 g/t Au and 37.7 g/t Ag.

The **Cliff Project** is located 15 kilometres east of the Panorama Ridge property, Olalla, BC and covers an area of 1600 hectares in the Osoyoos Mining Division. The Olalla Gold camp is a historical gold and base metal district which is located 15 kilometres SE of the famous Nickel Plate gold camp. The gold mineralization in the camp is related to structural features containing quartz veins (Sweetner, Sunrise, Shepherd and Cliff veins), quartz breccia (Powder breccia) and quartz-carbonate veins (Something Good, Valley zone). Gold-copper mineralization occurs at the Copper King (skarn) and at the Lee zone (porphyry).

The Powder Breccia zone is a silica-pyrite breccia zone. Four core drill holes (1962) intersected the zone at a depth of approximately 90 metres. The significant intercepts are (ounces per ton): 12.0 metres of 0.06 ounces (including 1.6 metres of 0.17 ounces), 10.8 metres of 0.11 ounces (including 2.5 metres of 0.330 ounces), 2.4 metres of 0.14 ounces and 1.6 metre of 0.06 ounces.

The Lee Zone is a porphyry gold-copper prospect with gold and copper values associated with an altered, feldspar-hornblende porphyry stock. The intrusive is poorly exposed, bleached, weakly clay altered and fractured. The anomalous rock samples range from 100 to 974 ppb gold and 500 to 700 ppm copper. The soil geochemical anomaly covers an area of 1800 metres.

The Something Good shear zone is a three metre wide, quartz-carbonate, brecciated vein structure. The zone was chip sampled

across 2.95 metres and returned the following gold values (grams per tonne): 2.54 grams (1.25 metres), 21.98 grams (0.85 metres) and 16.35 grams (0.85 metres). The geochemical anomaly extends the Something Good zone to the west for over 600 metres.

In the Otish Mountains diamond play, Goldcliff 's **Otish Diamond Project** has positioned the Company to take advantage of the diamond exploration opportunities in Canada. Goldcliff Resource Corporation has an option to purchase a 100-per-cent beneficial interest in 32 cells (1600 hectares) located on NTS sheet 33A04, ranges 4 through 8, columns 5 through 15, located in the Otish Mountains of Northern Quebec in consideration of $15,000 and 100,000 common shares in the first year and additional cash payments of $ 30,000 for the next two following years.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A), where six kimberlites have been discovered and drilled by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Inc. Ashton has reported (April 9, 2002) that two of the six kimberlites are diamondiferous (Renard 1 & 2).

Following the discovery of Renard 3, Ashton drilled an additional three targets represented by geophysical anomalies. All three have been confirmed as kimberlitic intrusions by Ashton. The additional four bodies discovered during the 2002 winter program are located within one kilometre of the diamondiferous Renard 2 kimberlitic body. Ashton reports that both hypabyssal and diatreme facies material are present in Renard 4, 5, and 6, while Renard 3 consists solely of hypabyssal material. The Ashton results form the drilling and the kimberlite diamondiferous content of the core has not been reported.

The diamond possibilities of the Otish Mountains in Quebec have been reported by Ashton and SOQUEM since 1996. Their joint venture property holdings are reported to be currently more than 380,000 hectares of highly prospective mineral permits. Goldcliff's mineral lands in the Otish Mountains of Quebec are well positioned to take advantage of competitor kimberlite diamondiferous discoveries by Ashton Mining of Canada Inc. and Majescor Resources Inc.

Goldcliff has 6000 hectares (15000 acres) of gold (silver) mineral lands that are directly under its control. In diamonds, the Company has 1600 hectares (4000 acres) under option.

Goldcliff has approximately $ 250,000 in cash for exploration and corporate purposes. On the Panorama Ridge Property, drilling is planned for later in the field season as follow up to the detail work required to establish drill targets.

LIQUIDITY AND SOLVENCY

The Company has approximately $ 250,000 (June 28, 2002) in cash for exploration and corporate purposes. The Company intends to raise additional fund by way of a private placement and /or short-form offing.

SUBSEQUENT EVENTS & MANAGEMENT CHANGES

Effective February 28, 2002, Gary Moore resigned as Director and CFO and Nazir Dhalla was appointed Director. On May 07, 2002, George Sanders was appointed Director to bring Goldcliff's Board of Directors to five.

PROMOTIONAL DISCLOSURE

The Company did not undertake any investors' relations activities by or on behalf of the issuer during the quarter or up to the date of the report. Timely disclosure of information is being disseminated through news releases and designated media outlets (Canada Stockwatch (Canjex Publishing Ltd.) and Market News Publishing Inc). Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

gcn\apr021BC51-901F

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULES B AND C	
ISSUERS DETAILS	
For Quarter Ended	April 30, 2002
Date of Report:	June 19, 2002
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedules B and C** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed June 28, 2002
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed June 28, 2002

gcn\qtr\apr02BC51-901F.doc

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED APRIL 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30 2002	April 30 2001	April 30 2002	April 30, 2001
GENERAL REVENUE	$-	$-	$2,500	$-
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	-	-	-	823
Bank charges and interest	97	101	190	180
Legal and accounting	5,645	-	5,834	-
Management fees	-	-	3,600	-
Office	4,502	3,587	7,914	6,624
Rent	1,465	1,300	2,875	2,525
Telephone	343	274	1,330	845
Total general and administrative expenditures	12,052	5,262	21,743	10,997
NET LOSS BEFORE INTEREST INCOME	(12,052)	(5,262)	(19,243)	(10,997)
INTEREST INCOME	228	85	518	128
NET LOSS	(11,824)	(5,177)	(18,725)	(10,869)
DEFICIT, beginning of period	(1,652,701)	(1,594,230)	(1,645,800)	(1,588,538)
DEFICIT, end of period	$(1,664,525)	$(1,599,407)	$(1,664,525)	$(1,599,407)

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
APRIL 30, 2002
(UNAUDITED - SEE NOTICE TO READER)

	April 30, 2002	October 31, 2001 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$6,402	$9,938
G.S.T. receivable	7,781	13,371
Prepaid expenses	2,307	434
Term deposit	10,318	25,366
Note receivable	300	300
Total current assets	27,108	49,409
TERM DEPOSITS	11,150	11,051
MINERAL CLAIMS	216,401	212,901
DEFERRED EXPLORATION EXPENDITURES	845,784	828,365
	$1,100,443	$1,101,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$27,992	$69,002
SHAREHOLDERS' EQUITY:		
Share capital	2,736,976	2,678,524
Deficit, per the accompanying statement	(1,664,525)	(1,645,800)
Total shareholders' equity	1,072,451	1,032,724
	$1,100,443	$1,101,726

On behalf of the board:

"Leonard W. Saleken"

Director

"Edwin R. Rockel"

Director

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED APRIL 30, 2002

(UNAUDITED - SEE NOTICE TO READER)